UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 15, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Synacor, Inc.

File No. 001-33843 - CF#33305

Synacor, Inc. submitted an application under Rule 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to Form 10-Q filed on November 14, 2012 and Form 10-Q filed on May 15, 2014.

Based on representations by Synacor, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.1.1	10-Q	November 14, 2012	through December 31, 2016
10.1.2	10-Q	November 14, 2012	through December 31, 2016
10.1.3	10-Q	November 14, 2012	through December 31, 2016
10.2.1	10-Q	May 15, 2014	through December 31, 2016
10.2.2	10-Q	May 15, 2014	through December 31, 2016
10.2.3	10-Q	May 15, 2014	through December 31, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary